Exhibit 99.1

Yintech Reports Second Quarter 2017 Unaudited Financial Results

SHANGHAI, China, August 29, 2017 — Yintech Investment Holdings Limited (NASDAQ: YIN) (“Yintech” or the “Company”), a leading provider of investment and trading services for individual customers in China, today announced its unaudited financial results for the quarter ended June 30, 2017.

For the second quarter of 2017, Yintech’s customer trading volume was RMB888.0 billion (US$131.0 billion), a 114.3% increase compared to the second quarter of 2016 and a 36.1% decrease compared to the previous quarter. Yintech generated net commissions and fees of RMB520.5 million (US$76.8 million), a 12.2% increase compared to the second quarter of 2016 and a 50.6% decrease compared to the previous quarter.

	For the quarter ended			% Change
In RMB million, except otherwise specified	June 30, 2016	March 31, 2017	June 30, 2017	YoY	QoQ
Customer trading volume (in RMB billion)	414.3	1,389.0	888.0	114.3%	(36.1%)
Revenues	507.4	1,104.6	569.9	12.3%	(48.4%)
Net commissions and fees	463.8	1,053.5	520.5	12.2%	(50.6%)
Net income attributable to Yintech	201.1	381.3	85.4	(57.5%)	(77.6%)
EPS per ADS - diluted (RMB)	3.38	5.14	1.16	(65.7%)	(77.4%)

Non-GAAP data
Non-GAAP net income attributable to Yintech	208.3	397.4	131.8	(36.8%)	(66.8%)
Non-GAAP EPS per ADS - diluted (RMB)	3.50	5.36	1.79	(48.9%)	(66.6%)

“During the quarter, we faced the greatest challenge since our inception in 2011,” commented Mr. Wenbin Chen, Chairman and CEO of Yintech. “The termination of trading on the Guangdong Precious Metals Exchange and the suspension of trading on the Tianjin Precious Metals Exchange resulted in the loss of a major portion of our revenue and customer base. It remains unclear if or when the suspension of our business on the Tianjin Exchange will be lifted.”

“As mentioned last quarter, we have been developing new businesses and exploring new directions. We expanded our commodities trading business from the Shanghai Gold Exchange with the launch of a number of mobile apps for commodities futures trading which provides a new revenue stream. We also began providing securities services to individual customers which include a securities advisory business conducted through our licensed subsidiary and a securities information platform operated by our joint venture with SINA Corporation. In addition, we are preparing for the launch of a brokerage business for trading overseas stocks, as well as an asset management business.”

“We strongly believe that Yintech’s core strength lies in our deep understanding of, and extensive experience in serving, Chinese individual investors. In the past, we mainly focused on spot commodities trading which is a relatively high risk trading product, but have steadily expanded our portfolio of services into medium risk products such as securities, and low risk products such as asset management products. These new products will likely face a more transparent but also tougher regulatory environment. We are confident that as long as we maintain our high operational and compliance standards, these new businesses will allow us to emerge a stronger, more diversified and resilient company in the long-term.”

Mr. Jingbo Wang, CFO of Yintech, added, “While customer trading volume and revenues were materially impacted by the termination of trading on the Guangdong Precious Metals Exchange and the suspension of trading on the Tianjin Precious Metals Exchange, we were able to maintain a healthy net profit margin thanks to the cost control measures we implemented. Our new commodities futures trading and securities services businesses began to generate revenues in June 2017 and are ramping up quickly. Excluding the Guangdong and Tianjin businesses, both our top and bottom lines have improved since June 2017, a trend we expect to continue in the coming quarters. During this period of transition, our Board of Directors authorized a US$30 million share repurchase program, which we believe demonstrates our strong commitment to protect and preserve shareholder value over the long-term.”

Second Quarter 2017 Financial Results

Revenues for the quarter were RMB569.9 million (US$84.1 million), an increase of 12.3% from RMB507.4 million in the same quarter last year and a decrease of 48.4% from RMB1,104.6 million in the previous quarter. The sequential decrease was mainly due to the decrease in net commissions and fees.

Net commissions and fees for the quarter were RMB520.5 million (US$76.8 million), an increase of 12.2% from RMB463.8 million in the same quarter last year and a decrease of 50.6% from RMB1,053.5 million in the previous quarter.

Starting during the second quarter of 2017, the Company will begin breaking down net commissions and fees into two separate revenue segments: commodities trading and securities services. Commodities trading segment comprises of commissions and fees earned from customer trading of spot and futures commodities contracts. Securities services segment comprises of commissions and fees from providing securities advisory services and securities information platform services.

Net commissions and fees from commodities trading for the quarter were RMB516.0 million (US$76.1 million). Customer trading volume was RMB888.0 billion (US$131.0 billion) during the quarter, an increase of 114.3% from RMB414.3 billion in the same quarter last year and a decrease of 36.1% from the previous quarter. The sequential decrease was primarily due to the termination of the Company’s business carried out on the Guangdong Precious Metals Exchange and the suspension of the Company’s business carried out on the Tianjin Precious Metals Exchange in May and June 2017, respectively.

Net commissions and fees from securities services for the quarter were RMB4.5 million (US$0.7 million).

Effective fee rate (representing net commissions and fees from commodities trading business as a percentage of customer trading volume) for the quarter was 0.058%, compared with 0.112% in the same quarter last year and 0.076% in the previous quarter.

Expenses for the quarter were RMB445.3 million (US$65.7 million), an increase of 60.5% from RMB277.5 million in the same quarter last year and a decrease of 29.4% from RMB630.4 million in the previous quarter. The sequential decrease was primarily attributable to a reduction in employee compensation and benefits as well as advertising and promotional expenses.

Net income for the quarter was RMB88.0 million (US$13.0 million), a decrease of 56.4% from RMB201.8 million in the same quarter last year and a decrease of 76.6% from RMB376.1 million in the previous quarter.

Net income attributable to Yintech for the quarter was RMB85.4 million (US$12.6 million), a decrease of 57.5% from RMB201.1 million in the same quarter last year and a decrease of 77.6% from RMB381.3 million in the previous quarter.

Diluted earnings per ADS for the quarter were RMB1.16 (US$0.17), compared with diluted earnings per ADS of RMB3.38 in the same quarter last year and diluted earnings per ADS of RMB5.14 in the previous quarter.

Non-GAAP net income attributable to Yintech for the quarter was RMB131.8 million (US$19.4 million), a decrease of 36.8% from RMB208.3 million in the same quarter last year and a decrease of 66.8% from RMB397.4 million in the previous quarter.

Non-GAAP diluted earnings per ADS for the quarter were RMB1.79 (US$0.26), compared with non-GAAP diluted earnings per ADS of RMB3.50 in the same quarter last year and non-GAAP diluted earnings per ADS of RMB5.36 in the previous quarter.

As of June 30, 2017, the Company had cash of RMB905.9 million (US$133.6 million), compared with RMB1,541.2 million as of December 31, 2016. The decrease was mainly due to the purchase in the net amount of RMB949.5 million of available-for-sale investments such as wealth management products since the beginning of 2017 and the 2016 annual dividend distribution of RMB385.1 million (US$55.9 million), which was partially offset by net income of RMB464.1 million for the first half of 2017.

As of June 30, 2017, Total shareholders’ equity of Yintech was RMB3,456.4 million (US$509.8 million), compared with RMB3,316.0 million as of December 31, 2016.

Business Outlook

Based on the information available as of the date of this press release, Yintech provides the following outlook, which reflects the Company’s current and preliminary view and is subject to change:

2017 Third Quarter Guidance

•                  Customer trading volume will be in the range of RMB800 billion to RMB850 billion, compared to customer trading volume of RMB588 billion for the second quarter of 2017 which excludes customer trading volume from Guangdong and Tianjin Exchanges.

•                  Revenues will be in the range of RMB360 million to RMB400 million, compared to revenues of RMB277 million for the second quarter of 2017 which excludes net commissions and fees from Guangdong and Tianjin Exchanges.

The Company expects customer trading volume and revenues to further expand during the fourth quarter of 2017.

Recent Developments

On July 7, 2017, Yintech entered into an agreement (the “Agreement”) to form a financial software, information and services joint venture with SINA Corporation (NASDAQ: SINA) (“SINA”), a leading online media company serving China and the global Chinese communities. Pursuant to the Agreement, Yintech and SINA will take a 51.0% and 49.0% equity stake, respectively, in SINA Caidao (Shanghai) Information Technology Co., Ltd. (“SINA Caidao”) after completing a series of reorganization and capital increases, through which SINA Caidao’s paid-in capital will be enlarged to RMB200.0 million. SINA Caidao will focus on providing financial software, information and services to individual investors seeking investments in securities, wealth management, futures and gold products. The reorganization and capital increase is expected to complete in the third quarter of 2017. SINA Caidao is expected to begin generating revenue in the fourth quarter of 2017.

Discussion of Non-GAAP Financial Measures

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation, as well as amortization of intangible assets in relation to the acquisition of Gold Master. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the non-GAAP net income and non-GAAP EPS results reflecting adjustments to exclude the impact of share-based compensation as well as amortization of intangible assets in relation to the acquisition of Gold Master to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income and the diluted non-GAAP income per ADS provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options, as well as amortization of intangible assets in relation to the acquisition of Gold Master in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

Currency Conversion

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.7793 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2017. No representation is intended to imply that these Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate.

Conference Call Information

The Company will host a conference call to discuss the earnings at 8:00 a.m. Eastern Time on Tuesday, August 29, 2017 (8:00 p.m. Beijing time on the same day).

Dial-in numbers for the live conference call are as follows:

International	+1 412 902 4272
U.S. Toll Free	+1 888 346 8982
Mainland China Toll Free	400 120 1203
Hong Kong	+852 3018 4992
Hong Kong Toll Free	800 905 945
Passcode	Yintech

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Hong Kong Time, September 5, 2017.

Dial-in numbers for the replay are as follows:

International Dial-in	+1 412 317 0088
U.S. Toll Free	+1 877 344 7529
Passcode	10111384

A live and archived webcast of the conference call will be available on the Investor Relations section of Yintech’s website at http://ir.yintech.net/.

Safe Harbor Statement

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities

Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire and retain its customers; the Company’s diversification of its business among different commodity exchanges; the adjustments in commissions and other fees set by relevant commodity exchanges; the Company’s ability to constantly upgrade its technology platform and software; general market conditions of online spot commodity trading industry and stock market; intense competition among service providers in this industry; the Company’s relatively short operating history; the price of the Company’s ADSs and changing market conditions for its ADSs; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s annual report on Form 20-F for the year ended December 31, 2016. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

About Yintech

Yintech (NASDAQ: YIN) is a leading provider of investment and trading services for individual customers in China. Yintech strives to provide best-in-class financial information, investment tools and services to its customers by leveraging financial technology and mobile platforms. Currently, Yintech is focused on the provision of services for the trading of gold and other commodities, securities advisory services and securities information platform services.

Operational Highlights

	For the three months ended			For the six months ended
	June 30, 2016	March 31, 2017	June 30, 2017	June 30, 2016	June 30, 2017
Customer trading volume (in RMB billion)	414.3	1,389.0	888.0	723.6	2,277.0

Net commissions and fees (in RMB million)
Commodities trading[1]	463.8	1,053.5	516.0	851.0	1,569.5
Securities services[2]	—	—	4.5	—	4.5
Total	463.8	1,053.5	520.5	851.0	1,574.0

Effective fee rate[3]	0.112%	0.076%	0.058%	0.118%	0.069%

Active accounts[4]	18,623	60,693	57,559

Tradable accounts[5]	62,831	163,628	142,115

Note

1. Represents net commissions and fees earned from customer trading of spot and futures commodities contracts.

2. Represents net commissions and fees earned by providing securities advisory services and securities information platform services to customers.

3. Represents net commissions and fees from commodities trading business as a percentage of customer trading volume.

4. Refers to a regular customer account that executed at least one trade through us during the period.

5. Refers to a regular customer account that has been activated and has remained tradable as of the end of the given period. Total number of tradable accounts as of June 30, 2017 excluded customer accounts on the Guangdong Precious Metals Exchange.

Consolidated Statements of Comprehensive Income

In RMB ’000, except otherwise specified

	For the three months ended			For the six months ended
	June 30, 2016	March 31, 2017	June 30, 2017	June 30, 2016	June 30, 2017
Revenues
Commissions and fees, net	463,841	1,053,472	520,458	851,029	1,573,930
Trading gains, net	1,694	5,854	12,963	2,626	18,817
Interest and investment income	359	2,568	587	597	3,155
Other revenues	41,502	42,714	35,908	56,069	78,622
	507,396	1,104,608	569,916	910,321	1,674,524

Expenses
Employee compensation and benefits	(136,903)	(366,727)	(273,935)	(268,263)	(640,662)
Advertising and promotion	(95,386)	(179,615)	(92,606)	(145,517)	(272,221)
Information technology and communications	(8,922)	(6,802)	(13,920)	(19,576)	(20,722)
Occupancy and equipment rental	(15,378)	(30,263)	(31,417)	(28,101)	(61,680)
Taxes and surcharges	(6,542)	(8,175)	(6,379)	(15,046)	(14,554)
Intangible assets amortization	—	(14,138)	(14,155)	—	(28,293)
Other expenses	(14,337)	(24,662)	(12,919)	(28,876)	(37,581)
	(277,468)	(630,382)	(445,331)	(505,379)	(1,075,713)

Income before income taxes	229,928	474,226	124,585	404,942	598,811
Income taxes	(28,079)	(98,109)	(36,592)	(52,131)	(134,701)
Net income	201,849	376,117	87,993	352,811	464,110
Less: Net income attributable to non-controlling interests	798	(5,156)	2,587	2,472	(2,569)
Net income attributable to Yintech	201,051	381,273	85,406	350,339	466,679
Other comprehensive income	19,944	(148)	(8,777)	19,671	(8,925)
Comprehensive income attributable to Yintech	220,995	381,125	79,629	370,010	457,754

Earnings per ADS[6] (RMB)
Basic	3.60	5.37	1.20	6.62	6.56
Diluted	3.38	5.14	1.16	6.19	6.30

Weighted average number of shares (’000)[6]
Basic	1,117,725	1,418,693	1,428,721	1,058,862	1,423,748
Diluted	1,190,738	1,484,232	1,475,513	1,131.070	1,482,566

Number of shares outstanding at end of period (’000)[6]	1,164,815	1,398,517	1,402,479	1,164,815	1,402,479

Note:

6. Each ADS represents 20 ordinary shares.

Consolidated Balance Sheets

In RMB ’000, except otherwise specified

	December 31, 2016	June 30, 2017
Assets
Cash	1,541,241	905,903
Derivative assets	45,569	—
Available-for-sale investments	218,940	1,168,440
Deposits with clearing organizations	265,807	74,601
Equipment and leasehold improvements	37,594	39,348
Deferred tax assets	59,551	31,368
Goodwill	1,069,603	1,071,494
Intangible assets	417,257	461,474
Commission receivable	109,497	82,396
Other assets	154,822	172,630
Total assets	3,919,881	4,007,654

Liabilities and shareholders’ equity
Deferred tax liabilities	108,694	88,784
Income tax payable	145,049	124,601
Accounts payable	15,274	13,605
Accrued employee benefits	231,376	295,991
Other liabilities	103,507	28,263
Total liabilities	603,900	551,244

Equity attributable to Yintech shareholders	3,316,666	3,454,720
Equity attributable to non-controlling interests	(685)	1,690
Total shareholders’ equity	3,315,981	3,456,410

Total liabilities and shareholders’ equity	3,919,881	4,007,654

Reconciliation of GAAP to Non-GAAP Results

In RMB ’000, except otherwise specified

	For the three months ended			For the six months ended
	June 30, 2016	March 31, 2017	June 30, 2017	June 30, 2016	June 30, 2017

Net income attributable to Yintech	201,051	381,273	85,406	350,339	466,679
Add: Share-based compensation	7,270	5,832	36,041	19,048	41,873
Add: Amortization of intangible assets in relation to the acquisition of Gold Master, net of tax effect	—	10,303	10,303	—	20,606
Non-GAAP net income attributable to Yintech	208,321	397,408	131,750	369,387	529,158

Non-GAAP earnings per ADS[7] (RMB)
Basic	3.73	5.60	1.84	6.98	7.43
Diluted	3.50	5.36	1.79	6.53	7.14

Note:

7. Each ADS represents 20 ordinary shares.

For investor and media inquiries, please contact:

Yintech

Investor Relations Department
Phone: +86 21 2028 9009 ext 8270
E-mail: ir@yintech.cn

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com